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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2017___ AND ENDING___12/31/2017___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Glacier Point Capital, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

154 GRAND STREET, 4N11   NEW YORK NY   10013
                                                         (No. and Street)

           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Ehrlich   203 541 0930
                                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

                              (Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 1 2018

Washington DC

FOR OFFICIAL USE ONLY	
	413

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Ehrlich _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Glacier Point Capital, LLC _____ , as
of _____ December 31 , 20 17 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CCO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of NewYork)
County of NewYork) SS

Sworn to and subscribed before me
this 26th day of February 2018,
by Ehrlich Stephen J.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Glacier Point Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Glacier Point Capital, LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2015.

Raleigh, North Carolina
February 22, 2018

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Balance Sheet

December 31, 2017

Assets		2017
Current Assets:		
Cash	$	13,404
CRD Account		0
Total Assets	$	13,404
Liabilities and Member's Equity		
Liabilities	$	
Member's Equity		13,404
Total Liabilities and Member's Equity	$	13,404

See accompanying notes to financial statements.

3

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Statement of Income

Year Ended December 31, 2017

	2017
Revenues	$ 0
Operating expenses:	
Professional Fees	4,000
Regulatory Charge	2,809
Telco	580
Insurance	404
	7,793
Income (loss) from operations	(7,793)
Interest income	
Net income (loss)	$ (7,793)

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Statement of Changes in Member's Equity

Year ended December 31, 2017

	2017
Member's equity, January 1, 2017	$ 32,068
Capital Withdrawals	(10,871)
Net Income (loss)	(7,793)
Member's equity, December 31, 2017	$ 13,404

See accompanying notes to financial statements.

5

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Statement of Cash Flows

Year ended December 31, 2017

	2017
Cash flows from operating activities:	
Net income (loss)	$ (7,793)
Adjustments to reconcile net income (loss)	
to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
CRD Account	186
Security Deposit Account	
Net cash provided (used) by operating activities	(7,607)
Cash provided by financing activities - Capital Withdrawals	(10,871)
Net increase (decrease) in cash	18,478
Cash, beginning of year	31,882
Cash, end of year	$ 13,404

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

Glacier Point Capital, LLC is a wholly-owned subsidiary of Honos Financial, LLC. Glacier Point Capital, LLC operates as a broker dealer and was organized in California on May 1, 2015 as a Limited Liability Company.

Basis of Presentation

The Company 's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company is treated as a LLC for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax year ending December 31, 2016 remains open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies: (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to Regulation 1.17(a)(1)(iii)(A) of the Commodity Exchange Act, which requires the maintenance of minimum net capital. As of December 31, 2017, the required minimum net capital was $5,000. As of December 31, 2017, the Company had net capital, as defined, of $13,404, which was $8,404 in excess of required net capital.

(3) Subsequent Events

The date to which events occurring after December 31, 2017, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2018, the date the financial statements were available to be issued.

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honas Financial, LLC)

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

	2017
Net capital:	
Total member's equity	$ 13,404
Net capital	$ 13,404
Net capital requirements:	
Broker-dealer	$ 5,000
Net capital in excess of requirements	8,404
Net capital as computed above	$ 13,404

There are no material differences between the preceding computation and the Company's corresponding unaudited Form 1-FR-1B report as December 31,2017

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Supplemental Schedule of Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange
Commission

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Supplemental Schedule of Computation for Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Glacier Point Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Glacier Point Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 22, 2018

GLACIER POINT CAPITAL
154 GRAND STREET SUITE 4N11
NEW YORK, NY 10013

EXEMPTION STATEMENT

Glacier Point Capital, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

Glacier Point Capital, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2017, pursuant to paragraph k(2)(ii).

Glacier Point Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

_____
Stephen Ehrlich
CEO

2/22/18
_____
Date